Exhibit 16.1
May 12, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
Dear Sirs/Madams:
We have read Item 4 of Merrill Lynch and Co. Inc.’s Form 8-K dated April 15, 2009 and have the following comments:
1. We agree with the statements made in the last sentence of the first paragraph regarding the date of our dismissal and the statements made in the second, third, fourth and fifth paragraphs.
2. We have no basis on which to agree or disagree with the statements made in the first paragraph (other than the last sentence regarding the date of our dismissal) and statements made in the sixth paragraphs.
Yours truly,
/s/ Deloitte & Touche LLP